Exhibit 99.2

Chanson International Holding Announces First Half of Fiscal Year 2026 Financial Results

URUMQI, China, Sep. 18, 2026 /PRNewswire/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced its unaudited financial results for the six months ended June 30, 2026.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “In the first half of fiscal year 2026, we remained focused on disciplined execution and operational resilience amid a challenging and evolving consumer environment. We improved our gross margin to 47.7% and returned to profitability, with net income of $0.8 million. This improvement reflects our continued focus on enhancing gross profitability, managing expenses, and optimizing our operations. Our cash position also strengthened significantly, providing us with greater financial flexibility to support ongoing operations and future development. Looking ahead, we will continue to prioritize operational efficiency, prudent cost and capital management, and disciplined execution. We will focus on optimizing our product portfolio and store operations, strengthening customer engagement, and actively pursuing growth opportunities in our markets. We believe these efforts will further strengthen our business fundamentals, enhance our resilience, and support sustainable long-term value creation for our shareholders.”

First Half of Fiscal Year 2026 Financial Summary

●	Total revenue was $8.3 million, compared to $8.7 million for the same period of last year.

●	Gross profit was $4.0 million, compared to $3.9 million for the same period of last year.

●	Gross margin was 47.7%, compared to 44.5% for the same period of last year.

●	Net income was $0.8 million, compared to net loss of $1.0 million for the same period of last year.

●	Basic and diluted earnings per share were $0.64, compared to basic and diluted loss per share $286.93 for the same period of last year.

First Half of Fiscal Year 2026 Financial Results

Revenue

Total revenue was $8.3 million for the six months ended June 30, 2026, representing a 4.5% decrease from $8.7 million for the same period of last year. The decrease in revenue was due to decreased revenue from the stores in the United States (the “United States Stores”), which was partially offset by slightly increased revenue from the stores in China (the “China Stores”).

China Stores

Revenue from the China Stores remained relatively stable with a slight increase by $0.03 million, or 0.4%, from $7.78 million for the six months ended June 30, 2025 to $7.81 million for the six months ended June 30, 2026. The slight increase was mainly due to the increased revenue from bakery products, which was partially offset by the decreased revenue from other products.

●	Revenue from bakery products was $7.3 million for the six months ended June 30, 2026, representing a 2.5% increase from $7.2 million for the same period of last year. China’s economic recovery has progressed at a slower pace than expected amid ongoing downward economic pressure, which has softened consumer confidence and led to more cautious spending. Meanwhile, with the growing prevalence of online consumption, consumers have a wider range of choices and can conveniently purchase bakery products from online brands, which has intensified market competition. As a result, the Company’s revenue from bakery products slightly increased due to the challenging economic environment, cautious consumer spending, and shifts in consumer spending patterns, such as the transition from in-store consumption to online consumption during the six months ended June 30, 2026.

●	Revenue from other products was $0.48 million for the six months ended June 30, 2026, representing a 23.9% decrease from $0.63 million for the same period of last year. The decrease was mainly due to decreased revenue from seasonal products and beverage products. Revenue from seasonal products was $0.38 million for the six months ended June 30, 2026, which decreased by 24.7% from $0.51 million for the same period of last year. The decrease was primarily attributable to the challenging economic environment and consumption downgrade as mentioned above. The Company’s customers were more sensitive to the selling price and preferred lower-priced seasonal products with the same quality during the six months ended June 30, 2026. Revenue from beverage products was $0.10 million for the six months ended June 30, 2026, a decrease by 20.5% from $0.12 million for the same period of last year. The opening of new stores by several well-known coffee chain brands in Xinjiang, offering products at low prices to gain market share, provided customers with more choices and contributed to a decline in beverage product revenue at the Company’s China Stores. As of June 30, 2026, a total of five coffee bakery stores were closed: one in fiscal year 2024, one in the first half of fiscal year 2025, and three in the six months ended June 30, 2026.

United States Stores

Revenue from the U.S. Stores was $0.5 million for the six months ended June 30, 2026, representing a 46.7% decrease from $0.9 million for the same period of last year. The decrease was mainly due to decreased revenue from bakery products, eat-in services and beverage products.

●	Revenue from bakery products was $0.04 million for the six months ended June 30, 2026, representing an 82.7% decrease from $0.22 million for the same period of last year. The decrease was primarily attributable to the decreased revenue from Chanson 23rd Street LLC (“Chanson 23rd Street”) and Chanson 2040 Broadway LLC (“Chanson Broadway”). Facing increased competition from competitors operating in the same area, Chanson 23rd Street suspended its bakery products operations in April 2025. For Chanson Broadway, against the same backdrop of intensified local competition, the Company entered into a management and profit-sharing agreement with a third party in February 2026. Under the agreement, Chanson Broadway was rebranded and its operations were entrusted to the third party for a term from February 1, 2026 to January 31, 2032. The Company continued to provide relevant cooperation and business support and is entitled to receive a revenue-based fee from the third party. As a result, Chanson Broadway suspended its self-operated business, which contributed to the decline in bakery products revenue for the six months ended June 30, 2026.

●	Revenue from beverage products was $0.41 million for the six months ended June 30, 2026, representing a 35.8% decrease from $0.64 million for the same period of last year. The decrease was mainly attributable to the decreased revenue from Chanson 23rd Street, driven by intensified competition from operators in the same area, as well as the decreased revenue from Chanson Broadway resulting from the suspension of self-operated business as mentioned above.

●	Revenue from eat-in services was $0.03 million for the six months ended June 30, 2026, representing a 30.3% decrease from $0.05 million for the same period of last year. As mentioned above, Chanson Broadway suspended its self-operated business in February 2026, hence, revenue from eat-in services decreased for the six months ended June 30, 2026.

Gross Profit and Gross Margin

Gross profit was $4.0 million for the six months ended June 30, 2026, which slightly increased by 2.4% from $3.9 million for the same period of last year. Gross margin was 47.7% for the six months ended June 30, 2026, which increased by 3.2 percentage points from 44.5% for the same period of last year.

Operating Expenses

Operating expenses were $4.7 million for the six months ended June 30, 2026, compared to $5.1 million for the same period of last year.

●	Selling expenses were $3.3 million for the six months ended June 30, 2026, representing a 15.6% increase from $2.8 million for the same period of last year. The increase was primarily attributable to (i) an increase of $0.30 million in salaries and welfare benefit expenses, driven by expanded sales headcount. The Company deployed additional sales personnel to support new stores in the PRC opened in the second half of the fiscal year 2025, in light of its strong business outlook for these operations; and (ii) an increase of $0.22 million in online platform service fees, resulting from the increased online sales on the third-party platform during the six months ended June 30, 2026.

●	General and administrative expenses were $1.5 million for the six months ended June 30, 2026, representing a 33.7% decrease from $2.2 million for the same period of last year. The decrease was primarily attributable to the non-recurrence of $0.5 million bad debt write-off expense recognized during the six months ended June 30, 2025. On April 3, 2023, the Company entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. Due to the Borrower’s financial distress, the Company collected $1.5 million upon maturity of the loan, and the remaining balance of $0.5 million was fully written off and recognized as bad debt expense during the six months ended June 30, 2025. The decrease in general and administrative expenses was also attributable to a decrease of $0.2 million in consultant and professional fees, driven by reduced expenditures on audit, legal and other professional services during the six months ended June 30, 2026.

Interest Expense, Net

Net interest expense was $0.11 million for the six months ended June 30, 2026, representing a 45.6% increase from net interest expense of $0.08 million for the same period of last year. The increase in net interest expense was primarily attributable to the increased interest expense, which was in line with the increased weighted average loan balance during the six months ended June 30, 2026.

Investment Income from Long-term Debt Investments

Investment income from long-term debt investments was $1.8 million for the six months ended June 30, 2026, representing a 402.6% increase from $0.4 million for the same period of last year. The increase was primarily attributable to the two long-term debt investments entered into on June 30, 2025 and November 6, 2025, respectively. Together, these two investments generated $1.4 million of interest income for the full six months in the current period, while no interest income was recognized from them during the same period of last year. The remaining $0.4 million of interest income was recognized in each of the six-month periods ended June 30, 2026 and 2025, and was solely attributable to the long-term debt investment with Worthy Credit Limited (“Worthy Credit”) entered into on March 31, 2023.

Net Income (Loss)

Net income was $0.8 million for the six months ended June 30, 2026, compared to net loss of $1.0 million for the same period of last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted earnings per share were $0.64 for the six months ended June 30, 2026, compared to basic and diluted loss per share of $286.93 for the same period of last year.

Balance Sheet

As of June 30, 2026, the Company had cash and cash equivalents of $20.0 million, compared to $8.6 million as of December 31, 2025.

Cash Flow

Net cash used in operating activities was $3.2 million for the six months ended June 30, 2026, compared to $0.4 million for the same period of last year.

Net cash provided by investing activities was $0.3 million for the six months ended June 30, 2026, compared to $1.5 million for the same period of last year.

Net cash provided by financing activities was $13.9 million for the six months ended June 30, 2026, compared to $8.6 million for the same period of last year.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 53 stores in China, and three stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

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